MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

November 24, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (3) Filed October 30, 2017

File No. 000-27039

Your Correspondence dated November 13, 2017

Dear Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated November 13, 2017. The specific comments below are numbered to correspond to your comment letter.

1.       We note your disclosure on page 27 discussing your Results of Operations that you intend to proceed with your development stage activities regarding Club Harmoneous operations and expect increased revenues in 2017. Please expand your Item 1 disclosure to describe this business and provide all of the information required by Regulation S-K Item 101.

Response:        The Company will revise its Form 10-12g to delete references to Club Harmoneous. The Company’s plans concerning Club Harmoneous are not operational as of the date of this filing.

2.       We note your response to prior comment 5 and the disclosure updating the status of the Bougainville joint venture, particularly the July 3, 2017 St. George secured convertible promissory note and the August 4, 2017 St. George forbearance agreement, on pages 10, 11, 31 and 32. We also note the disclosures on pages 17 and 18 of your Form 10-Q for the quarterly period ended June 30, 2017 that provides four different funding amounts for the St. George promissory note, which are supported by exhibits to that same Form 10-Q filed on August 21, 2017. Please revise your Form 10 disclosure in this section as well as your Liquidity section of Management's Discussion and Analysis to consistently disclose the contractual funding amounts of the St. George promissory note dated July 3, 2017 and reconcile all discrepancies. As previously requested, revise to clearly disclose the term over which you are committed to raise the one million dollars under the Bougainville joint venture.

U.S. Securities and Exchange Commission

November 20, 2017

Response:        The Company will revise its Form 1012g to address these points.

3.       On page 13 you disclose that on June 30, 2017 you issued a convertible promissory note for consideration of $585,092. As previously requested in our prior comment 16, tell us how this amount is reflected in your Statement of Cash Flows on page 6, which quantifies the proceeds of the note as $395,880.

Response:        The Statement of Cash Flows includes proceeds that officers loaned the company in cash which equal $395,880. This figure did not include accrued compensation in the amount of $180,000 that was also added to the convertible note balances. The accrued compensation of 180,000 would not properly flow through to the Statement of Cash Flows.

4.       We note your response to prior comment 18. Please revise to disclose when the material weakness(es) were identified and when you expect them to be remediated. Confirm to us in your response that all future interim and annual disclosures will be compliant with Items 307 and 308 of Regulation S-K.

Response:        We concluded on June 30, 2017, after a summary review of the workflow for our completed June 30, 2017 quarterly report, that our internal communications protocols regarding how the financial data subject to our reporting obligations was communicated amongst our management, our accounting personnel and our legal counsel was a material weakness that had to be reported.

In order to address the weakness, the Company tested and evaluated its communication work flow and confirmations by meeting and conferring with management, our accounting personnel and legal counsel and reviewed how information is generated, processed and distributed amongst all parties.

Our testing showed that our telephonic communications amongst management, our accounting personnel and legal counsel, was often not made part of follow up written confirmations amongst all concerned in order to identify, accumulate and effectively communicate financial information.

To address this weakness, we established a communications work flow between management, accounting personnel and legal counsel including establishing deadlines in which management communicates in writing with its accounting personnel relevant facts and documents necessary for generating internal accounting recordkeeping that is accurate and necessary for timely reporting. Additionally, the Company established communication requirements such that once the Company’s internal accounting recordkeeping is finalized, it is communicated in writing amongst management, our accounting personnel and the Company’s legal counsel. Further, any and all communications related to the processed internal accounting recordkeeping should be followed up in a confirmed writing to all concerned, including management, our accountant and our legal counsel. The Company believes that this work flow resolved the above noted weaknesses because it insures that all relevant parties, including management, our inside accounting personnel and our legal counsel, will have confirmed that the information accumulated and communicated is accurate in order to timely report same consistent with the Company’s reporting obligations to the Commission.

U.S. Securities and Exchange Commission

November 20, 2017

The Company confirms that all future interim and annual disclosures will be compliant with Items 307 and 308 of Regulation S-K.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer